Filed by Eli Lilly and Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Eli Lilly and Company
Commission File No.: 001-06351

. + Computershare Trust Company, N.A. P.O. Box 43011 Providence Rhode Island 02940-3011 NNNNNN Call Toll-Free (800) 676-0194 Non US (781) 575-2137 MRA SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 NNNNNN C 1234567890J N T Tax ID certification on file: <Certified Y/N> ELI LILLY AND COMPANY COMMON STOCK FUND IN YOUR LILLY EMPLOYEE 401(K) PLAN ACCOUNT AS OF FEBRUARY 7, 2019*: UNITS: XXX (EQUIVALENT TO XXX SHARES) ACCOUNT CODE: CONTROL CODE: 12345678901234 12345678901234 ELECTION FORM THE LILLY EMPLOYEE 401(K) PLAN OFFER TO EXCHANGE ELI LILLY AND COMPANY COMMON STOCK FUND UNITS FOR ELANCO STOCK FUND UNITS (THIS FORM DOES NOT APPLY TO SHARES OF ELI LILLY AND COMPANY COMMON STOCK THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS) If you would like to participate in the exchange offer through The Lilly Employee 401(k) Plan (“Lilly 401(k) Plan”), on the terms and conditions described in the attached Notice to Participants and Prospectus, please be aware of the following deadlines: • • Exchange elections must be properly completed and received by March 7, 2019 at 4:00 p.m., New York City time. You may change a prior exchange election by properly completing and submitting a new exchange election that is received by March 7, 2019 at 4:00 p.m., New York City time. At any time, you may completely cancel your most recent exchange election by (i) submitting a new exchange election with a 0% election, either online or by mail or (ii) by properly completing and submitting a withdrawal form by mail so that is received by March 7, 2019 at 4:00 p.m., New York City time. If the exchange offer is extended, certain plan deadlines, including the deadline, including the deadline to make or change your election, may be extended if administratively feasible to do so. • • TO EXCHANGE YOUR ELI LILLY AND COMPANY COMMON STOCK FUND UNITS: Exchange elections, changes and withdrawals may be submitted: • Online at www.lillyexchange.com using this form • By completing this form or a withdrawal form and sending it: By Mail to: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011 or By Certified or Overnight Mail to: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021 If you choose to make your election online, you will need your 11-character Account Code and the 9-character Control Code located in the upper right-hand section on this letter. Please consider making any elections, changes, and particularly, withdrawals online due to the unpredictable timing involved with mail delivery. If you wish to take action by mail, please do so as far in advance of any deadline as possible. *The account balance, both units and equivalent shares, shown on this form are subject to change. To find your current balances, log on to the Lilly 401(k) Plan’s website at benefitscenter.lilly.com. On the website go to “myMoney” > “401(k) Savings (dropdown)” > “Investments” and scroll to the bottom of the page to see your Eli Lilly and Company Common Stock Fund units and equivalent shares. + 1 2 3 4 5 6 7 8 9 0 1 2 3 48 V O L 02ZE7J C O Y C C L S

. + MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below. I hereby elect that The Northern Trust Company, the Lilly 401(k) Plan Trustee, exchange the following percentage of my Eli Lilly and Company Common Stock Fund Units for Elanco Stock Fund Units. My Eli Lilly and Company Common Stock Fund Units for this purpose are those held in my Lilly 401(k) Plan account as of the closing of regular trading on the New York Stock Exchange on March 7, 2019 at 4:00 p.m., New York City time. If the exchange offer is extended, certain plan deadlines may be extended if administratively feasible to do so. Mark this box to make an election with respect to the following percentage of your Eli Lilly and Company Common Stock Fund Units. Please fill in the percentage of your Eli Lilly and Company Common Stock Fund Units for which you would like to make an election in the box to the right. By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice to Participants and am making the decision to participate in the exchange offer regarding my Eli Lilly and Company Common Stock Fund Units in the Lilly 401(k) Plan, subject to the terms and conditions described in those materials, without any recommendation by Eli Lilly and Company, Elanco Animal Health Incorporated, or the Lilly 401(k) Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for Lilly 401(k) Plan participants, including the election process, blackout period and limited duration unitized Elanco Common Stock Fund, are different than those for registered shareholders of Eli Lilly and Company. SIGNATURE(S) REQUIRED. Signature of Lilly 401(k) Plan Participant + 1 2 3 4 5 6 7 8 9 0 1 2 3 48 V O L C O Y C C L S .00%

. + Computershare Trust Company, N.A. P.O. Box 43011 Providence Rhode Island 02940-3011 NNNNNN Call Toll-Free (800) 676-0194 Non US (781) 575-2137 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 NNNNNN C 1234567890J N T Tax ID certification on file: <Certified Y/N> ELI LILLY AND COMPANY COMMON STOCK FUND IN YOUR SAVINGS PLAN FOR LILLY AFFILIATE EMPLOYEES IN PUERTO RICO ACCOUNT AS OF FEBRUARY 7, 2019*: UNITS: XXX (EQUIVALENT TO XXX SHARES) ACCOUNT CODE: CONTROL CODE: 12345678901234 12345678901234 ELECTION FORM THE SAVINGS PLAN FOR LILLY AFFILIATE EMPLOYEES IN PUERTO RICO OFFER TO EXCHANGE ELI LILLY AND COMPANY COMMON STOCK FUND UNITS FOR ELANCO STOCK FUND UNITS (THIS FORM DOES NOT APPLY TO SHARE OF ELI LILLY AND COMPANY COMMON STOCK THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS) If you would like to participate in the exchange offer through The Savings Plan for Lilly Affiliate Employees in Puerto Rico (“Lilly Puerto Rico Savings Plan”), on the terms and conditions described in the attached Notice to Participants and Prospectus, please be aware of the following deadlines: • • Exchange elections must be properly completed and received by March 7, 2019 at 4:00 p.m., New York City time. You may change a prior exchange election by properly completing and submitting a new exchange election that is received by March 7, 2019 at 4:00 p.m., New York City time. At any time, you may completely cancel your most recent exchange election by (i) submitting a new exchange election with a 0% election, either online or by mail or (ii) by properly completing and submitting a withdrawal form by mail so that is received by March 7, 2019 at 4:00 p.m., New York City time. If the exchange offer is extended, certain plan deadlines, including the deadline to make or change your election, may be extended if administratively feasible to do so. • • TO EXCHANGE YOUR ELI LILLY AND COMPANY COMMON STOCK FUND UNITS: Exchange elections, changes and withdrawals may be submitted: • Online at www.lillyexchange.com using this form • By completing this form or a withdrawal form and sending it: By Mail to: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011 or By Certified or Overnight Mail to: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021 If you choose to make your election online, you will need your 11-character Account Code and the 9-character Control Code located in the upper right-hand section on this letter. Please consider making any elections, changes, and particularly, withdrawals online due to the unpredictable timing involved with mail delivery. If you wish to take action by mail, please do so as far in advance of any deadline as possible. *The account balance, both units and equivalent shares, shown on this form are subject to change. To find your current balances, log on to the Lilly Puerto Rico Savings Plan’s website at benefitscenter.lilly.com. On the website go to “myMoney” > “Puerto Rico Savings (dropdown)” > “Investments” and scroll to the bottom of the page to see your Eli Lilly and Company Common Stock Fund units and equivalent shares. + 1 2 3 4 5 6 7 8 9 0 1 2 3 48 V O L 02ZE8K C O Y C C L S

. + MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below. I hereby elect that The Northern Trust Company, the Lilly Puerto Rico Savings Plan Trustee, exchange the following percentage of my Eli Lilly and Company Common Stock Fund Units for Elanco Stock Fund Units. My Eli Lilly and Company Common Stock Fund Units for this purpose are those held in my Lilly Puerto Rico Savings Plan account as of the closing of regular trading on the New York Stock Exchange on March 7, 2019 at 4:00 p.m., New York City time. If the exchange offer is extended, certain plan deadlines may be extended if administratively feasible to do so. Mark this box to make an election with respect to the following percentage of your Eli Lilly and Company Common Stock Fund Units. Please fill in the percentage of your Eli Lilly and Company Common Stock Fund Units for which you would like to make an election in the box to the right. By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice to Participants and am making the decision to participate in the exchange offer regarding my Eli Lilly and Company Common Stock Fund Units in the Lilly Puerto Rico Savings Plan, subject to the terms and conditions described in those materials, without any recommendation by Eli Lilly and Company, Elanco Animal Health Incorporated, or the Lilly Puerto Rico Savings Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for Lilly Puerto Rico Savings Plan participants, including the election process, blackout period and limited duration unitized Elanco Common Stock Fund, are different than those for registered shareholders of Eli Lilly and Company. SIGNATURE(S) REQUIRED. Signature of Lilly Puerto Rico Savings Plan Participant + 1 2 3 4 5 6 7 8 9 0 1 2 3 48 V O L C O Y C C L S . 0 0%

. + Computershare Trust Company, N.A. P.O. Box 43011 Providence Rhode Island 02940-3011 NNNNNN Call Toll-Free (800) 676-0194 Non US (781) 575-2137 MR SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 NNNNNN C 1234567890J N T Tax ID certification on file: <Certified Y/N> ELI LILLY AND COMPANY COMMON STOCK FUND IN YOUR ELANCO US INC. 401(K) PLAN ACCOUNT AS OF FEBRUARY 7, 2019*: UNITS: XXX (EQUIVALENT TO XXX SHARES) ACCOUNT CODE: CONTROL CODE: 12345678901234 12345678901234 ELECTION FORM THE ELANCO US INC. 401(K) PLAN OFFER TO EXCHANGE ELI LILLY AND COMPANY COMMON STOCK FUND UNITS FOR ELANCO STOCK FUND UNITS (THIS FORM DOES NOT APPLY TO SHARES OF ELI LILLY AND COMPANY COMMON STOCK THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS) If you would like to participate in the exchange offer through The Elanco US Inc. 401(k) Plan (“Elanco 401(k) Plan”), on the terms and conditions described in the attached Notice to Participants and Prospectus, please be aware of the following deadlines: • • Exchange elections must be properly completed and received by March 7, 2019 at 4:00 p.m., New York City time. You may change a prior exchange election by properly completing and submitting a new exchange election that is received by March 7, 2019 at 4:00 p.m., New York City time. At any time, you may completely cancel your most recent exchange election by (i) submitting a new exchange election with a 0% election, either online or by mail or (ii) by properly completing and submitting a withdrawal form by mail so that is received by March 7, 2019 at 4:00 p.m., New York City time. If the exchange offer is extended, certain plan deadlines, including the deadline, including the deadline to make or change your election, may be extended if administratively feasible to do so. • • TO EXCHANGE YOUR ELI LILLY AND COMPANY COMMON STOCK FUND UNITS: Exchange elections, changes and withdrawals may be submitted: • Online at www.lillyexchange.com using this form • By completing this form or a withdrawal form and sending it: By Mail to: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011 or By Certified or Overnight Mail to: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021 If you choose to make your election online, you will need your 11-character Account Code and the 9-character Control Code located in the upper right-hand section on this letter. Please consider making any elections, changes, and particularly, withdrawals online due to the unpredictable timing involved with mail delivery. If you wish to take action by mail, please do so as far in advance of any deadline as possible. *The account balance, both units and equivalent shares, shown on this form are subject to change. To find your current balances, log on to the Elanco 401(k) Plan’s website at benefitscenter.lilly.com. On the website go to “myMoney” > “401(k) Savings (dropdown)” > “Investments” and scroll to the bottom of the page to see your Eli Lilly and Company Common Stock Fund units and equivalent shares. + 1 2 3 4 5 6 7 8 9 0 1 2 3 48 V O L 02ZEAK C O Y C C L S

. + MARK THE BOX BELOW IF YOU WISH TO PARTICIPATE IN THE OFFER ELECTION TO EXCHANGE (insert a whole percentage between 0% and 100%) in the box below. I hereby elect that The Northern Trust Company, the Elanco 401(k) Plan Trustee, exchange the following percentage of my Eli Lilly and Company Common Stock Fund Units for Elanco Stock Fund Units. My Eli Lilly and Company Common Stock Fund Units for this purpose are those held in my Elanco 401(k) Plan account as of the closing of regular trading on the New York Stock Exchange on March 7, 2019 at 4:00 p.m., New York City time. If the exchange offer is extended, certain plan deadlines may be extended if administratively feasible to do so. Mark this box to make an election with respect to the following percentage of your Eli Lilly and Company Common Stock Fund Units. Please fill in the percentage of your Eli Lilly and Company Common Stock Fund Units for which you would like to make an election in the box to the right. By completing this percentage, I acknowledge that I have reviewed the Prospectus and Notice to Participants and am making the decision to participate in the exchange offer regarding my Eli Lilly and Company Common Stock Fund Units in the Elanco 401(k) Plan, subject to the terms and conditions described in those materials, without any recommendation by Eli Lilly and Company, Elanco Animal Health Incorporated, or the Elanco 401(k) Plan fiduciaries. I acknowledge that the terms and conditions of the exchange offer for Elanco 401(k) Plan participants, including the election process and limited duration unitized Elanco Common Stock Fund, are different than those for registered shareholders of Eli Lilly and Company. SIGNATURE(S) REQUIRED. Signature of Elanco 401(k) Plan Participant + 1 2 3 4 5 6 7 8 9 0 1 2 3 48 V O L C O Y C C L S 0 0% .

WITHDRAWAL FORM
THE LILLY EMPLOYEE 401(k) PLAN
THE SAVINGS PLAN FOR LILLY AFFILIATE EMPLOYEES IN PUERTO RICO
THE ELANCO US INC. 401(k) PLAN
OFFER TO EXCHANGE ELI LILLY AND COMPANY COMMON STOCK FUND UNITS FOR ELANCO STOCK FUND UNITS

(THIS FORM DOES NOT APPLY TO SHARES OF ELI LILLY AND COMPANY COMMON STOCK THAT MAY BE HELD THROUGH OTHER PLANS OR ACCOUNTS)

        If you elected to participate in the exchange offer through The Lilly Employee 401(k) Plan (the "Lilly 401(k) Plan"), The Savings Plan for Lilly Affiliate Employees in Puerto Rico (the "Lilly Puerto Rico Savings Plan") and/or The Elanco US Inc. 401(k) Plan (the "Elanco 401(k) Plan" and, together with the Lilly 401(k) Plan and the Lilly Puerto Rico Savings Plan, the "Savings Plans"), on the terms and conditions described in the attached Notice to Participants and Prospectus, please be aware of the following deadline:

  •
  You may completely cancel your most recent exchange election for one or more of the Savings Plans, as applicable, by (i) submitting a new exchange election with a 0% election, either online or by mail or (ii) by properly completing and submitting this withdrawal form so that it is received by March 7, 2019 at 4:00 p.m., New York City time.

  •
  If the exchange offer is extended, certain plan deadlines, including the deadline to make, change or withdraw your election, may be extended if administratively feasible to do so.

        Please consider making any elections or changes online due to the unpredictable timing involved with mail delivery. If you wish to take action by mail, please do so as far in advance of any deadline as possible.

        Withdrawals may be submitted by completing this form and sending it:

By Mail to:	or	By Certified or Overnight Mail to:
Computershare Trust Company, N.A.		Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer		Attn: Corporate Actions Voluntary Offer
P.O. Box 43011		250 Royall Street Suite V
Providence, RI 02940-3011		Canton, MA 01021

MARK THE APPLICABLE BOX(ES) BELOW IF YOU WISH TO WITHDRAW YOUR PARTICIPATION IN THE OFFER

WITHDRAWAL OF ELECTION (check the applicable box(es)) below) by March 7, 2019 at 4:00 p.m., New York City time

☐
The Lilly 401(k) Plan—I hereby elect that The Northern Trust Company, the Lilly 401(k) Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my Eli Lilly and Company Common Stock Fund Units for Elanco Stock Fund Units. I will not participate in the exchange offer through the Lilly 401(k) Plan and my Lilly 401(k) Plan account will not be credited with any Elanco Stock Fund Units in connection with the exchange offer.

☐
The Lilly Puerto Rico Savings Plan—I hereby elect that The Northern Trust Company, the Lilly Puerto Rico Savings Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my Eli Lilly and Company Common Stock Fund Units for Elanco Stock Fund Units. I will not participate in the exchange offer through the Lilly Puerto Rico Savings Plan and my Lilly Puerto Rico Savings Plan account will not be credited with any Elanco Stock Fund Units in connection with the exchange offer.

☐
The Elanco 401(k) Plan—I hereby elect that The Northern Trust Company, the Elanco 401(k) Plan Trustee, fully cancel and disregard any prior elections I have submitted to exchange any of my Eli Lilly and Company Common Stock Fund Units for Elanco Stock Fund Units. I will not participate in the exchange offer through the Elanco 401(k) Plan and my Elanco 401(k) Plan account will not be credited with any Elanco Stock Fund Units in connection with the exchange offer.

Printed Name of Plan Participant

Address

Telephone Number

Date

SIGNATURE REQUIRED. Signature of Plan Participant